SEC FILE NUMBER 0-27915

CUSIP NUMBER 37229R206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K    ☐ Form 20-F    ☐ Form 11-K      ☐Form 10-Q
☐ Form N-SAR     ☐Form N-CSR

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Genius Products, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
740 Lomas Santa Fe, Suite 210 (Address of Principal Executive Office (Street and Number))
Solana Beach, CA 92075 (City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 by the prescribed date without unreasonable effort or expense due to unanticipated delays encountered in connection with the audit of the financial records for registrant’s recently-acquired subsidiary, Wellspring Media, Inc. (“Wellspring”). The Registrant anticipates that the audit will be completed in sufficient time to allow for the filing of its Annual Report on Form 10-K on or before April 17, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Mueller, Chief Financial Officer (Name)	(858) (Area Code)	793-8840 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that its results of operations for the fiscal year ended December 31, 2005, to be reported in the Annual Report on Form 10-K to which this filing relates, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. The Registrant currently expects to report net revenues for the fiscal year ended December 31, 2005 of approximately $23.0 million, compared with $16.6 million for the year ended December 31, 2004. The anticipated increase in net revenues was due primarily to the addition of revenues from Wellspring Media which we acquired on March 22, 2005, and increased revenues from our branded products.   However, because the Registrant’s year-end 2005 financial statement audit is not complete, there can be no assurance that the financial information included in this filing will not change upon completion of the audit.

This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding the Registrant’s financial results for the year ended December 31, 2005 and its ability to complete the filing of its Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which results may differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Registrant’s ability to complete its audited financial statements for the fiscal year ended December 31, 2005 and the possibility that it will not be able to do so within the anticipated time period, and other risks detailed in the Registrant’s filings with the Securities and Exchange Commission.

GENIUS PRODUCTS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2006                       By: /s/ John Mueller, Chief Financial Officer